

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

Mail Stop 3268

October 14, 2009

Via Facsimile at (212)751-4864 and U.S. Mail

Peter J. Gordon, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3754

Re: Odyssey Re Holdings Corp.
Schedule 14D-9
Schedule 13E-3
Filed September 30, 2009
File No. 5-61705

Dear Mr. Gordon:

We have reviewed the above filings and have the following comments. All defined terms in this letter have the same meaning as in the Schedule 14D-9 filed on September 30, 2009, unless otherwise indicated. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 14D-9
General

1. Throughout your document, you refer to the board's determination that the Offer and the Merger are fair to and in the best interests of shareholders "other than Fairfax" or "other than members of the Fairfax Group." This formulation does not meet the requirements of Item 8 of Schedule 13E-3 or Item 1014 of Regulation M-A, which require you to state

whether the subject company or affiliate believes that the transaction is fair to the *unaffiliated* shareholders. In addition to Fairfax and its subsidiaries, there are other affiliated shareholders. Please revise throughout your documents to clarify that the board has determined that the transaction is fair to the unaffiliated shareholders of Odyssey.

Other Factors, page 16

2. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to an analysis of the fairness of a transaction from a financial point of view. Please revise to explain how the board (whether independently or by adopting the analysis of another party, such as the special committee) considered and analyzed each such factor. To the extent that any of the measures of value listed in Instruction 2 would yield a higher per share value than the offer price, please disclose.

Reasons for the Recommendation of the Board of Directors, page 18

3. It is unclear from the language in the first bullet point in this section whether the Board of Director is adopting only the recommendation of the Special Committee as to fairness, or whether it is adopting both the conclusion and the analysis of the Special Committee, as would be required to satisfy its obligations under Item 1014 of Regulation M-A. Please revise to clarify.

Financial Forecasts Prepared by Certain Members of Management of the Company, page 18

4. Please describe the material assumptions and limitations on the projections disclosed in this section.

Closing Comments

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions regarding our comments to me at (202) 551-3267.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers
and Acquisitions